

By Electronic Mail

December 30, 2019

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: ARK ETF Trust
Issuer CIK: 0001579982
Issuer File Number: 333-191019/811-22883
Form Type: 8-A12B
Filing Date: December 30, 2019

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- ARK Genomic Revolution ETF (ARKG)
- ARK Autonomous Technology & Robotics ETF (ARKQ)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Initial Listings Analyst